UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)

            Under the Securities Exchange Act of 1934


                  HOUSTON AMERICAN ENERGY CORP.
______________________________________________________________________
                        (Name of Issuer)

                             COMMON
______________________________________________________________________
                 (Title of Class of Securities)

                            44183U100
______________________________________________________________________
                         (CUSIP Number)

                        December 31, 2006
______________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                      Page 2 of 7

                          SCHEDULE 13G
______________________________________________________________________

CUSIP No. 44183U100
______________________________________________________________________
______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Northeast Securities, Inc.
     I.R.S. Identification No.:
     11-2997095
______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  /  /
                                                  (b)  /__/
______________________________________________________________________
3    SEC USE ONLY

______________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
______________________________________________________________________
NUMBER OF      5    SOLE VOTING POWER
SHARES
BENEFICIALLY        0
OWNED BY
EACH
REPORTING
PERSON
WITH
               _______________________________________________________
               6    SHARED VOTING POWER

                    2,522,700
               _______________________________________________________
               7    SOLE DISPOSITIVE POWER

                    0
               _______________________________________________________
               8    SHARED DISPOSITIVE POWER

                    2,522,700
______________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,522,700
______________________________________________________________________


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                                                      Page 3 of 7


______________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                       /__/

______________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.10%
______________________________________________________________________
12   TYPE OF REPORTING PERSON

     BD/IA
______________________________________________________________________













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                                                      Page 4 of 7

                          SCHEDULE 13G
______________________________________________________________________
CUSIP No. 44183U100
______________________________________________________________________
______________________________________________________________________
1    (a)  NAME OF REPORTING PERSONS

          Houston American Energy Corp.
______________________________________________________________________
     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          801 Travis Street, Houston, TX 77002
______________________________________________________________________
2    (a)  NAME OF PERSON FILING:

          Northeast Securities, Inc.
______________________________________________________________________
     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          100 Wall Street, New York, NY 10005
______________________________________________________________________
     (c)  CITIZENSHIP:

          USA
______________________________________________________________________
     (d)  TITLE OF CLASS OF SECURITIES:

          Common
______________________________________________________________________
     (e)  CUSIP NUMBER:

          44183U100
______________________________________________________________________
3    OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED

          2,522,700
______________________________________________________________________
     (b)  PERCENT OF CLASS:

          9.1%
______________________________________________________________________


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                                                      Page 5 of 7

______________________________________________________________________
4    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

          0
______________________________________________________________________

     (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

          2,522,700
______________________________________________________________________
     (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

           0
______________________________________________________________________
     (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

          2,522,700
______________________________________________________________________
5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     N/A
______________________________________________________________________
6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHQLF OF ANOTHER:

     Northeast Securities, Inc. ("Northeast") is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the securities of many unrelated clients. Although Northeast does possess the limited power to vote the Issuer's securities on certain normal course matters (election of directors and ratification of auditors), as a matter of practice it does not exercise that right.

     Certain of Northeast's officers, directors and employees own securities of the Issuer. Those shares are included in the foregoing calculations. The foregoing calculations do not include (a) warrants to purchase the Issuer's securities, received as partial compensation for acting as a placement agent for the Issuer and which were dispersed to Northeast's
     employees   that   Northeast  does  not  control   and   (b)
     approximately 300,000 shares of the Issuer's securities owned by a partnership that is not controlled by Northeast,
                            -------------------------------------
     but  a  portfolio  manager   of Benchmark Capital  Advisors,
     ------------------------------------------------------------
     as disclosed on Form  ADV of  Benchmark Capital Advisors and
     ------------------------------------------------------------
     as to which Northeast disclaims any beneficial interest.
     --------------------------------------------------------
______________________________________________________________________
7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED OR BY THE PARENT
     HOLDING COMPANY:

     Not Applicable.
______________________________________________________________________
8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable.
______________________________________________________________________
9    NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable
______________________________________________________________________


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                                                      Page 6 of 7
______________________________________________________________________
10   CERTIFICATIONS:

     By signing below, I certify that to the best of my knowledge and  belief, the securities referred to above were  acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
______________________________________________________________________
















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                                                      Page 7 of 7



SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 25, 2007    NORTHEAST SECURITIES, INC.


                            By:  /s/Thomas Herity
                                 ------------------------------
                                Name: Thomas Herity
                                Title: Chief Compliance Officer























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